Jupai Holdings Limited
Yinli Building, 8/F

788 Guangzhong Road

Jingan District, Shanghai, 200072

The People’s Republic of China

Via EDGAR

September 25, 2017

Hugh West, Accounting Branch Chief

Lory Empie, Staff Accountant

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

RE:	Jupai Holdings Limited
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed on April 7, 2017
File No. 001-37485

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comments contained in the letter dated September 19, 2017 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2016 (the “2016 20-F”).  The Staff’s comments are repeated below in bold and followed by the response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 5. Operating and Financial Review and Prospects

Key Components of Our Results of Operations

Amount of Assets Under Our Management, page 74

1.                                      We note your response to comment one. Please revise your future filings to include a clear definition of your assets under management. Your revised disclosure should clarify the following:

•                     that your AUM is recorded and carried at historical cost;

•                     that management fees are based off of historical cost balances;

•                     that AUM denominated in currencies other than RMB are translated into RMB at the time those assets are contributed without interim adjustments; and

•                     that management fees for contributions in currencies other that RMB are calculated on the RMB value at the time of contribution.

The Company acknowledges the Staff’s comment and will include the following disclosure in its future filings in “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Key Components of Our Results of Operations—Amount of Assets Under Our Management”:

Our “assets under management” or “AUM” refers to the amount of capital commitments made by investors to the funds we manage, for which we are entitled to receive management fees. The amount of our AUM is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all our AUM. For assets denominated in currencies other than Renminbi, the AUM are translated into Renminbi upon their contribution, without interim value adjustments solely due to changes in foreign exchange rates. As a result, our management fees for almost all our AUM are calculated based on the historical cost balance of the AUM and where the AUM is denominated in currencies other than Renminbi, its historical cost balance is translated into Renminbi upon contribution.

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If you have any additional questions or comments regarding the 2016 20-F, please contact the undersigned at +86 21 6026 9003 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4863.

Very truly yours,

/s/ Min Liu
Min Liu
Chief Financial Officer

cc:                                Jianda Ni, Chairman of the Board and Chief Executive Officer, Jupai Holdings Limited

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Alan Hu, Deloitte Touche Tohmatsu Certified Public Accountants LLP